Leo Holdings Corp.

c/o Lion Capital LLP

21 Grosvenor Place

London, SW1X 7HF

January 18, 2018

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Leo Holdings Corp.
Registration Statement on Form S-1
Confidentially submitted December 15, 2017
CIK No. 0001725134

Dear Ms. Ransom:

This letter sets forth responses of Leo Holdings Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 12, 2018 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so filed. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	Staff’s Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that no such communications have taken place to date and that the Company will supplementally provide any such communications should any occur.

Prospectus Summary

Release of funds in trust account on closing of our initial business combination, page 22

2.	Staff’s Comment: Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 22 to clarify that the funds paid to redeeming shareholders will be disbursed directly by the trustee.

Limited payments to insiders, page 24

3.	Staff’s Comment: Please disclose the source of the funds to be used to make the identified payments to insiders, or provide a cross-reference to such disclosure.

Response: The Company acknowledges the Staff’s comment and has revised page 25 to clarify that any identified payments to insiders will be made either (i) prior to an initial business combination using proceeds of the offering held outside the trust account or from loans made to the Company by the Sponsor or (ii) in connection with or after the consummation of an initial business combination. The Company respectfully advises the Staff that to the extent such payments are made in connection with or after the consummation of an initial business combination, the source of such payments will not be known until such time.

Risk Factors, page 27

4.	Staff’s Comment: Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders’ warrants, including that the decision to require a cashless exercise is solely within the company’s discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

Response: The Company acknowledges the Staff’s comment and has included on page 39 a new risk factor that discloses the risks related to the cashless exercise of the public shareholders’ warrants.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

Election to Remain an Investor, page 93

5.	Staff’s Comment: Please expand the disclosure in the left column to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

Response: The Company acknowledges the Staff’s comment and has revised page 94 to disclose the required notice to be given to investors prior to a shareholder meeting in connection with which investors may redeem their shares.

Principal Shareholders, page 107

6.	Staff’s Comment: Please revise to identify the natural persons with voting and dispositive power over the ordinary shares held by Leo Investors Limited Partnership.

Response: The Company respectfully advises the Staff that Leo Investors Limited Partnership is controlled by its general partner, Leo Investors General Partner Limited, which is governed by a three member board of directors. Pursuant to the so-called “Rule of Three,” none of the individuals serving on the general partner’s board of directors is deemed to have voting or dispositive power over the securities held by Leo Investors Limited Partnership. As such, no natural persons are required to be named in the Registration Statement.

Certain Relationships and Related Transactions, page 110

7.	Staff’s Comment: Please disclose your policies and procedures for review, approval or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 to disclose the Company’s policies and procedures for the review, approval or ratification of related party transactions.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page F-9

8.	Staff’s Comment: You state that your management has determined that the company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the company until the earlier of the consummation of the proposed public offering or one year from the date of issuance of the financial statements. Please tell us and disclose whether the Sponsor has any agreement or obligation, either written or oral, to provide these funds to meet the working capital needs of the company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement has been revised to include audited financial statements of the Company as of December 31, 2017 and for the period from November 29, 2017 (inception) through December 31, 2017. The audited financial statements include, in Note 2—Summary of Significant Accounting Policies under “Basis of Presentation”, a reference to the promissory note that the Company has issued to the Sponsor in the amount of $300,000. This promissory note is further described in Note 4—Related Party Transactions under “Related Party Loans”.

The Company respectfully advises the Staff that such promissory note is the only written or oral agreement or obligation of the Sponsor to fund the working capital needs of the Company. However, it is the Sponsor’s intent to make available loans to the Company, either directly or by facilitating such loans through members of the Company’s management team or affiliates of the Sponsor, in order to further fund working capital needs, if necessary. The Company believes that these loans will be sufficient to fund its working capital needs. The availability of these loans is discussed throughout the Registration Statement and the risks associated with reliance on this source of funding is described on page 33.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP
Peter S. Seligson
Kirkland & Ellis LLP

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